

October 10, 2023

Peter Thawnghmung
Chief Executive Officer
Yo-Health Inc.
990 Gerry Avenue
Lido Beach, NY 11561

   **Re: Yo-Health Inc.**
    **Form 10-K for the fiscal year ended December 31, 2022**
    **Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2022**
    **Response Letter dated September 18, 2023**
    **File No. 0-56521**

Dear Peter Thawnghmung:

  We have reviewed your September 18, 2023 response to our comment letter and have the following comments.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 20, 2023 letter.

Response Letter dated September 18, 2023

General, page 2

1. We note your response to prior comment 3, please file a Form 8-K to disclose the information required by Item 4.02 of Form 8-K regarding your restatement of the financial statements of Form 10-K for the year December 31, 2022.

2. We note your response to prior comment 4; however, we reissue our comment in its entirety as we did not find the revised disclosure regarding the Exchange Agreement with Yoshi Properties, LLC for which you acquired 100% of the member interests in your amended Form 10-K filed on October 2, 2023.

3. We note you did not file your quarterly report for the period ended June 30, 2023 on a timely basis. You are required to file Form 12b-25 if you determine you are unable to file your periodic report when it is due. Please confirm your understanding and that you will comply with this requirement as applicable in your response to us.

Please contact Charles Eastman at 202-551-3794 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing